UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 333-71362

IKON RECEIVABLES FUNDING, LLC
(Exact name of registrant as specified in its charter)

1738 Bass Road
P.O. Box 9115
Macon, Georgia 31208
(478) 471-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 2002-1, Class A-3
Series 2002-1, Class A-4
Series 2003-1, Class A-1
Series 2003-1, Class A-2
Series 2003-1, Class A-3a
Series 2003-1, Class A-3b
Series 2003-1, Class A-4

(Title of each class of securities covered by this Form)

n/a
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[ ] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[X] [ ] [ ] [ ] [ ]

         Approximate number of holders of record as of the certification or notice date:   84

        Pursuant to requirements of the Securities Exchange Act of 1934 IKON Receivables Funding, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 30, 2003	By:	/s/ HARRY G. KOZEE Harry G. Kozee Vice President, Director, and Principal Financial Officer